UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-41927

SU Group Holdings Limited

(Exact name of registrant as specified in its charter)

7th Floor, The Rays
No. 71 Hung To Road, Kwun Tong
Kowloon, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Company Regains Compliance with Nasdaq Minimum Publicly Held Shares and Minimum Bid Requirements

SU Group Holdings Ltd announces regaining compliance with Nasdaq Minimum Publicly Held Shares and Minimum Bid Requirements under Nasdaq Listing Rules 5550(a)(4) and 5550(a)(2), respectively.

Correction of a typographical error in the Press Release issued on September 19, 2025

On September 19, 2025, the Company announced in a press release that it disseminated: “On July 31, 2025, the Company effected a reverse stock split in order to cure the deficiency under Nasdaq Listing Rule 5550(a)(2) for continued listing. On July 31, 2025, the Company’s ordinary shares were also redesignated as Class A ordinary shares (the “ordinary shares”), as previously reported on Form 6-K on August 20, 2025.” The Company would like to clarify that the Company’s Extraordinary General Meeting of Shareholders took place on July 31, 2025 at 10 pm ET at which meeting both these resolutions were passed but that both the reverse stock split and redesignation of ordinary shares (as described further below) took effect on August 25, 2025 at 12:01 am ET. To further elaborate, on the redesignation, the company re-designated the authorized share capital from HK$75,000,000, comprising 750,000,000 Consolidated Shares, into 749,098,320 Class A ordinary shares, par value HK$0.10 each (“Class A Ordinary Shares”), and 901,680 Class B ordinary shares, par value HK$0.10 each (“Class B Ordinary Shares”), with rights, privileges, and restrictions as set out in the amended memorandum and articles of association (the “M&A Amendments”) of the Company, as previously reported on Form 6-K on August 20, 2025.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press Release dated October 2, 2025 – SU Group Holdings Regains Compliance with Nasdaq Minimum Publicly Held Shares and Minimum Bid Requirements

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SU GROUP HOLDINGS LIMITED
(Registrant)

Date: October 2, 2025	By	/s/ Chan Ming Dave
Chan Ming Dave
Chief Executive Officer

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